Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

September 22, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Form 10-K for the Year Ended October 31, 2010 Filed January 28, 2011 Form 8-K/A Filed June 3, 2011 File No. 333-148922

Dear Mr. Rosenberg:

We write on behalf of Amarantus Bioscience, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated September 8, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Form 8-K/A filed June 3, 2011

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

1.                   YOU DISCLOSE THE MAY 25, 2011 CLOSING OF YOUR MERGER BETWEEN AMARANTUS THERAPEUTICS, INC. AND JKIK ACQUISITION CORP. AND THE ADOPTION OF A NEW FISCAL YEAR END OF DECEMBER 31ST. PLEASE TELL US WHEN YOU INTEND TO FILE YOUR JUNE 30, 2011 REPORT ON FORM 10-Q.

Response: The Company’s 10Q for the quarter ended June 30, 2011 was filed on September 15, 2011.

2.                   YOU ARE REQUIRED TO FILE AS AN EXHIBIT IN YOUR FIRST QUARTERLY PERIOD ENDING ON OR AFTER JUNE 15, 2011 INTERACTIVE DATA USING EXTENSIBLE BUSINESS REPORTING LANGUAGE (XBRL) TECHNOLOGY. REFER TO ITEM 601 (B)(101) OF REGULATION S-K. PLEASE CONFIRM TO US THAT YOU WILL INCLUDE INTERACTIVE DATA USING XBRL TECHNOLOGY IN YOUR JUNE 30, 2011 FORM 10- Q.

Response: The Company’s 10Q for the quarter ended June 30, 2011, filed on September 15, 2011, included as an Exhibit interactive data using XBRL technology.

Accounting Treatment; Change of Control, page 6

3.                   YOU DISCLOSE THAT YOU INTEND TO ACCOUNT FOR THE MAY 25, 2011 MERGER AS A “REVERSE MERGER.” IN YOUR PRO FORMA FINANCIAL INFORMATION IN EXHIBIT 99.2, YOU APPEAR TO REFLECT THIS TRANSACTION AS A REVERSE RECAPITALIZATION. WE HAVE LONG HELD THAT ONLY THE ACQUISITION OF A PRIVATE OPERATING COMPANY BY A NON-OPERATING PUBLIC SHELL CORPORATION IN WHICH THE OWNERS AND MANAGEMENT OF THE PRIVATE OPERATING COMPANY HAVE EFFECTIVE CONTROL OF THE COMBINED COMPANY IS IN SUBSTANCE A CAPITAL TRANSACTION RATHER THAN A BUSINESS COMBINATION. PLEASE CLARIFY FOR US WHETHER YOU ACCOUNT FOR THE MERGER TRANSACTION AS A BUSINESS COMBINATION UNDER THE ACQUISITION METHOD OF ACCOUNTING OR AS A CAPITAL TRANSACTION AND REFERENCE FOR US THE AUTHORITATIVE LITERATURE YOU RELY UPON TO SUPPORT YOUR ACCOUNTING. IF YOU ACCOUNT FOR THE TRANSACTION AS A CAPITAL TRANSACTION, PLEASE EXPLAIN TO US HOW JUMPKICKS, INC. QUALIFIED AS A NON-OPERATING PUBLIC SHELL. PLEASE PROVIDE US PROPOSED DRAFT DISCLOSURE TO BE INCLUDED IN YOUR JUNE 30, 2011 FORM 10-Q DESCRIBING YOUR ACCOUNTING FOR THE MERGER.

Response: The following explanation has been included in Note 4 (on Page F-9) of the Financial Statements included in the Company’s 10Q for the quarter ended June 30, 2011, filed on September 15, 2011:

“In accordance with APB 16, the Merger is being accounted for as a reverse-merger and recapitalization. Amarantus is the acquirer for financial reporting purposes and the Company is the acquired company. Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements prior to the Merger will be those of Amarantus and will be recorded at the historical cost basis of Amarantus, and the consolidated financial statements after completion of the Merger will include the assets and liabilities of the Company and Amarantus, historical operations of Amarantus and operations of the Company from the closing date of the Merger.”

Exhibit 99.1: Financial Statements of Amarantus Therapeutics, Inc.

Annual Financial Statements

Notes to Financial Statements

Note 4: Significant Accounting Policies

Revenue Recognition, page 7

4.                   PLEASE PROVIDE US PROPOSED REVISED POLICY DISCLOSURE TO BE INCLUDED IN FUTURE PERIODIC REPORTS THAT CLARIFIES WHEN YOU RECOGNIZE GRANT REVENUES AS A FACTUAL STATEMENT THAT GRANT MONEY RECEIVED WAS RECORDED AS REVENUE IS VAGUE. IN YOUR DISCLOSURE, PLEASE CLARIFY WHETHER YOU HAVE FUTURE PERFORMANCE OR REFUND OBLIGATIONS FOR GRANTS RECEIVED. SEPARATELY REFERENCE FOR US HOW YOUR GRANT RECOGNITION POLICY COMPLIES WITH GAAP AND REFERENCE THE AUTHORITATIVE LITERATURE YOU RELY UPON TO SUPPORT YOUR ACCOUNTING.

Response: The following explanation has been included in Note 3 (on Page F-6) of the Financial Statements included in the Company’s 10Q for the quarter ended June 30, 2011, filed on September 15, 2011:

“Revenue Recognition — The Company is a development stage company and as such does not have any commercial revenue. The Company has received grant money for research and has recorded this as revenue. The Company recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, non-refundable fees received in connection with research collaboration agreements.”

Please feel free to contact me should you require additional information at (702) 312-6255 and/or jlaxague@caneclark.com.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague

Joe Laxague